Terms of the Notes

The Auto-Callable Notes Linked to the Least Performing of the Russell 2000® Index, the S&P 500® Index and the Nasdaq-100® Index (the “Notes”) will be automatically called at an amount equal to the applicable Call Amount if the Observation Value of each Underlying on any Observation Date is greater than or equal to its Call Value. If your Notes are not called prior to maturity, if the Ending Value of each Underlying is greater than or equal to its Starting Value, at maturity, you will receive $1,420.00 per $1,000 in principal amount of your Notes. However, if the Notes are not automatically called prior to maturity and the Least Performing Underlying is less than its Threshold Value, there is full exposure to declines in the Least Performing Underlying, and you will lose some or all of your investment in the Notes. Otherwise, at maturity you will receive the principal amount.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 3 years, unless previously automatically called.
Underlyings:	The Russell 2000® Index (Bloomberg symbol: “RTY”), the S&P 500® Index (Bloomberg symbol: “SPX”) and the Nasdaq-100® Index (Bloomberg symbol: “NDX”).
Pricing and Issue Dates*:	February 26, 2021 and March 3, 2021, respectively
Observation Dates†*:	Semi-annual, beginning on August 26, 2021. Please see the Preliminary Pricing Supplement for further details.
Call Value:	For each Underlying, 100% of its Starting Value.
Threshold Value:	For each Underlying, 70% of its Starting Value.
Call Amounts*:	The Call Amount for each Observation Date will be a cash payment per $1,000 in principal amount equal to $1,000+ 14.00% of the principal amount per annum. Please see the Preliminary Pricing Supplement for further details.
Automatic Call:	All (but not less than all) of the Notes will be automatically called at an amount equal to the applicable Call Amount if the Observation Value of each Underlying is greater than or equal to its Call Value on any Observation Date. If the Notes are automatically called, the applicable Call Amount will be paid on the applicable Call Settlement Date.
Initial Estimated Value Range:	$941.50-$981.50 per Note.
Underwriting Discount:*	$8.50 (0.85% of the public offering price) per Note.
Referral Fee:*	$5.00 (0.50% of the public offering price) per Note.
CUSIP:	09709UBK3.
Amended and Restated Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000148105721000689/form424b2.htm
* Subject to change prior to the Pricing Date. † Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

Redemption Amount Determination

(assuming the Notes have not been automatically called)

Hypothetical Returns at Maturity

Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Return on the Notes(1)
60.00%	$1,420.00	42.00%
50.00%	$1,420.00	42.00%
40.00%	$1,420.00	42.00%
30.00%	$1,420.00	42.00%
20.00%	$1,420.00	42.00%
10.00%	$1,420.00	42.00%
5.00%	$1,420.00	42.00%
2.00%	$1,420.00	42.00%
0.00%	$1,420.00	42.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%(2)	$1,000.00	0.00%
-30.01%	$699.90	-30.01%
-40.00%	$600.00	-40.00%
-75.00%	$250.00	-75.00%
-100.00%	$0.00	-100.00%
(1) The “Return on the Notes” is calculated based on the Redemption Amount. (2) This is the Underlying Return which corresponds to the Threshold Value of the Least Performing Underlying.

Risk Factors

•	Your investment may result in a loss; there is no guaranteed return of principal.
•	Any positive investment return on the Notes is limited.
•	The Notes do not bear interest.
•	The Call Amount or Redemption Amount, as applicable, will not reflect the levels of the Underlyings other than on the Observation Dates and the Valuation Date.
•	Because the Notes are linked to the least performing (and not the average performance) of the Underlyings, you may not receive any return on the Notes and may lose some or all of your principal amount even if the Observation Value or Ending Value of one Underlying is always greater than or equal to its Call Value or Threshold Value, as applicable.
•	The Notes are subject to a potential Automatic Call, which would limit your ability to receive payment over the full term of the Notes.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
•	Any payment on the Notes is subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
•	The public offering price you pay for the Notes will exceed their initial estimated value.
•	We cannot assure you that a trading market for your Notes will ever develop or be maintained.
•	The Notes are subject to risks associated with small-size capitalization companies.
•	The Notes are subject to risks associated with foreign securities markets.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Amended and Restated Preliminary Pricing Supplement dated February 4, 2021, Product Supplement EQUITY-1 dated January 3, 2020 and Prospectus Supplement and Prospectus dated December 31, 2019 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.